CERTIFICATE OF QUALIFIED PERSON – Deepak Malhotra

I, Deepak Malhotra, Ph.D., SME-RM am the Director of Metallurgy with Forte Dynamics, Inc., with an office at 12600 W Colfax Ave., Suite A-540, Lakewood, Colorado 80215.

This certificate applies to the technical report titled **"The New Polaris Gold Project, British Columbia, Canada 2025 Resource Estimate Update"** with an effective date of January 22, 2025 (the "technical report"). I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

I graduated with a Metallurgical Engineering degree (M.Sc.) in 1973 and a Mineral Economics Ph.D. in 1978 from the Colorado School of Mines in Colorado, USA. I am a registered member in a good standing of the Association of Society of Mining and Metallurgical Engineers (SME-RM #2006420) and a member of the Canadian Institute of Mining and Metallurgy (CIM).

I have worked as a metallurgist and mineral processing expert with over 50 years of experience in the mining industry. I have worked on precious metals, base metals and coal mining projects, including processing audits and due diligence evaluations.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101Standards of Disclosure for Mineral Projects (NI 43-101).

I have not visited the New Polaris Project site.

I am responsible for Sections 1.10, 13, 25.4 and 26.1.

I am independent of Canagold as independence is described by Section 1.5 of NI 43-101.

I have previously undertaken metallurgical test work for the New Polaris Project.

I have read NI43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: April 2, 2025

"Signed and sealed"

Deepak Malhotra, Ph.D., SME-RM.